

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 14, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Public Warrants, each exercisable for one fourth (1/4th) share of Common Stock at an exercise price of $2.875 per one fourth (1/4th) share of Broadmark Realty Capital Inc., under the Exchange Act of 1934.

Sincerely,